
March 22, 2016

Adrian Adams
Chief Executive Officer
Aralez Pharmaceuticals, Inc.
1414 Raleigh Road, Suite 400
Chapel Hill, North Carolina 27517

      Re: **Tribute Pharmaceuticals Canada, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 3, 2015
               File No. 000-31198

Dear Mr. Adams:

      We completed our review of Tribute Pharmaceuticals Canada, Inc.'s Form 10-K filing on November 5, 2015. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Mary Beth Breslin for

                                         Suzanne Hayes
                                         Assistant Director
                                          Office of Healthcare and Insurance

cc: David Schwartz, Esq.
        DLA Piper LLP (US)